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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2002

Commission
File Number
33-88608

Legrand
(Translation of registrant's name into English)

82, Robespierre—BP 37
93170 Bagnolet Cedex
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:	Press Release dated January 22, 2003 announcing financial results of Legrand.
Unaudited consolidated financial statements for the nine months to September 30, 2002

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Legrand has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2003	LEGRAND Registrant
	By:	/s/ FRANÇOIS GRAPPOTTE Name: François Grappotte Title: Director and Chairman and Chief Executive Officer

PARIS, JANUARY 21 2003

2002 sales down 0.9% at constant structure and exchange rates

Healthy resilience in still testing conditions

Legrand sales for the 2002 financial year came to EUR 2,970 million, down 4.1% from the published figure for the previous year, while the decline at constant structure and exchange rates was 0.9%.

At constant structure and exchange rates, changes in sales by geographical region were as follows:

France	Italy	Rest of Europe	United States and Canada	Rest of the World	Total
-1.6%	+0.8%	-0.8%	-5.7%	+6.0%	-0.9%

This result, achieved in the face of still testing conditions with no recovery in the group's main markets, provides a fresh demonstration of Legrand's capacity to withstand difficulties and of the quality of its market positions.

2002 earnings outlook—In view of these developments, Legrand expects operating margin to be slightly lower than in 2001.

Results for the nine months to September 30, 2002

In connection with the financing of the acquisition of Legrand by the Wendel-KKR consortium, FIMEP SA, the parent company of FIMAF SAS, the company which initiated a mandatory takeover offer ("garantie de cours") for the purchase of Legrand shares, is considering some refinancing and will then be referring to Legrand's unaudited consolidated financial statements for the nine months to September 30, 2002. These statements may be consulted on Legrand's financial information site at www.finance.legrandelectric.com.

Key figures are shown below:

Consolidated data (million Euro)	September 30, 2002	September 30, 2001	Change
Net Sales	2,256	2,332	-3.3%
Operating income (Ebit) % of sales	283 12.5%	310 13.3%	-8.7%
Net income attributable to Legrand % of sales	159 7.0%	150 6.4%	+6.0%
Earnings per share	5.65	5.52	+2.4%
Cash flow from operations % of sales	326 14.3%	289 12.4%	+12.8%
Capital expenditure % of sales	111 4.9%	141 6.0%	-21%
Shareholders' equity*	1,764	1,754
Net debt*	1,084	1,487

* At November 30, 2002: shareholders' equity was: €1,805 million, net debt: €984 million.

These figures show:

—
resilience of Group margins with EBITDA at €474 million or 21.0% of sales to September 30, 2002 compared with 20.8% for the same period of 2001, and

—
a decline in net debt attributable to tight control of working capital, reduced capacity investments in the current market context, and the sale of Schneider Electric shares received in exchange for treasury stock brought in response to Schneider Electric's public offer for Legrand.

The main items of FIMEP S.A.'s offering circular relevant to Legrand will be made available in English on Legrand's financial information site (www.finance.legrandelectric.com). A French translation will be available as soon as possible on Legrand's financial information site and on the Commission des Opérations de Bourse site as an updating of Legrand's Document de référence.

Legrand is the world specialist in products and systems for electrical installations and information networks used in residential and commercial buildings and in industry. Its catalogues feature over 130,000 products and it operates in close to 60 countries, employing more than 27,000 people. Sales totaled over €3 billion in 2001.

Financial information:	Press:
Legrand	Publicis Consultants
Nicolas Castex
Phone: +33 (0)1.4972.5353	Phone: +33 (0)1.4443.6907
Fax: +33 (0)1.4360.5492	Fax: +33 (0)1.4443.7565

Internet: www.finance.legrandelectric.com

AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1 TO SEPTEMBER 30, 2002

Translated from the French language report

To the shareholders of Legrand

        In our capacity as Statutory Auditors and Auditors of Legrand and in accordance with section L.232-7 of the Commercial Code, we have performed a limited review of the accompanying interim consolidated financial statements of Legrand and its subsidiaries (the "Legrand Group") for the period from January 1 to September 30, 2002, presented in euro.

        The interim consolidated financial statements are the responsibility of the Board of Directors. Our responsibility, based on our limited review, is to report our conclusions concerning these consolidated financial statements.

        We conducted our limited review in accordance with the standards generally accepted in France. Those standards require that we perform limited procedures to obtain reasonable assurance, below the level resulting from an audit, that the interim consolidated financial statements do not contain any material errors. A limited review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit.

        Based on our limited review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements, in order to present fairly the consolidated results of operations for the nine months ended September 30, 2002 and the consolidated financial position and assets and liabilities of the Legrand Group at that date, in accordance with French generally accepted accounting principles.

        Accounting principles in France vary in certain important respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in euro for the nine months periods ended September 30, 2002 and 2001 and the determination of consolidated shareholders' equity and consolidated financial position also expressed in euro at September 30, 2002 and 2001 to the extent summarized in note 27 to the consolidated financial statements.

        Paris, January 13, 2003

Coopers & Lybrand Audit		Ricol, Lasteyrie & Associés		PricewaterhouseCoopers
Statutory auditor		Statutory auditor		Independent auditor
P.B. Anglade	E. Sattler	R. Ricol	G. de Courcel
Partner	Partner	Partner	Partner

LEGRAND S.A.

CONSOLIDATED STATEMENTS OF INCOME

For the period ended September 30

	2002	2001
	(€ in millions)
Net sales (note 1 (j))	2,256	2,332
Operating expenses (note 17 (a))
Cost of goods sold	(1,244)	(1,300)
Administrative and selling expenses	(577)	(586)
Research and development expenses	(102)	(98)
Other operating expenses	(4)	(3)
Amortization/impairment of goodwill	(46)	(35)

Operating income	283	310

Interest income (expense), net (notes 12 and 18)	(42)	(69)
Profits (losses) from disposal of fixed assets	13	(1)
Other revenues (expenses) (note 17 (b))	(48)	(29)
Expenses related to the takeover bid for shares (note 17 (c))	(2)	(19)

Income before taxes, minority interests and equity in earnings of investees	204	192

Income taxes (note 19)	(45)	(44)

Net income before minority interests and equity in earnings of investees	159	148

Minority interests	(1)	(1)
Equity in earnings of investees	1	3

Net income attributable to Legrand	159	150

Earnings per share (notes 1 (d) and 9 (b))

	2002	2001
	(€)
Primary earnings per share:
Average number of shares outstanding	28,152,937	27,100,427
Earnings per share	5.65	5.52
Fully diluted earnings per share:
Average number of shares used for the calculation	28,158,343	27,118,886
Earnings per share	5.65	5.52

Notes on pages F-53 to F-85 are an integral part of these financial statements.

LEGRAND S.A.

CONSOLIDATED BALANCE SHEETS

As of September 30

	2002	2001
	(€ in millions)
ASSETS
Current assets
Cash and cash equivalent	398	463
Marketable securities (note 8)	367	585
Trade accounts receivable (note 7)	657	691
Short-term deferred taxes (notes 1 (i) and 19)	73	78
Other current assets	109	121
Inventories (notes 1 (h) and 6)	437	493

Total current assets	2,041	2,431
Property, plant and equipment (notes 1 (g) and 3)
At cost	2,506	2,488
Less accumulated depreciation	(1,496)	(1,406)

	1,010	1,082
Other non-current assets
Investments (note 4)	27	28
Goodwill (notes 1 (f) and 2)	1,029	1,124
Long-term deferred taxes (notes 1 (i) and 19)	85	44
Other non-current assets (note 5)	307	451

	1,448	1,647

Total assets	4,499	5,160

Notes on pages F-53 to F-85 are an integral part of these financial statements.

	2002	2001
	(€ in millions)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings (note 15)	762	1,312
Accounts and notes payable	229	232
Short-term deferred taxes (notes 1 (i) and 19)	2	4
Other current liabilities (note 16)	433	434

Total current liabilities	1,426	1,982
Long-term deferred taxes (notes 1 (i) and 19)	41	28
Long-term liabilities (note 14)	171	164
Long-term borrowings (note 13)	859	945
Subordinated securities (note 12)	228	278
Minority interests	10	9
Shareholders' equity
Capital stock, par value € 2 (note 9)	56	56
Additional paid-in capital	170	170
Retained earnings (note 11 (a))	1,864	1,751
Translation reserve (note 11 (b))	(326)	(223)

	1,764	1,754

Total liabilities and shareholders' equity	4,499	5,160

Notes on pages F-53 to F-85 are an integral part of these financial statements.

LEGRAND S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the period ended September 30

	2002	2001
	(€ in millions)
Operating activities:
Net income attributable to Legrand	159	150
Reconciliation of net income to net cash:
—depreciation of tangible assets	130	128
—amortization of intangible assets	61	48
—changes in long-term deferred taxes	(29)	(46)
—changes in other long-term assets and liabilities	4	7
—minority interests	1	1
—equity in earnings of investees	(1)	(3)
—other items of working capital	1	4

Working capital provided from operations	326	289

(Gains) losses on fixed asset disposals	(13)	1
(Gains) losses on sales of securities	(7)	(17)
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
—accounts receivable	8	24
—inventories	2	(26)
—accounts and notes payable	32	(29)
—other operating assets and liabilities	(5)	(2)

Net cash provided from operating activities	343	240

Investing activities
Proceeds from sales of fixed assets and other non-current assets	118	11
Capital expenditures	(111)	(141)
Proceeds from sales of marketable securities	253	128
Investments in marketable securities	(22)	(118)
Investments in consolidated entities		(2)
Investments in non-consolidated entities	(4)	(3)

Net cash provided by (used in) investing activities	234	(125)

Financing activities
Related to shareholders' equity:
—capital increases	—	4
—dividends paid by Legrand	(60)	(56)
—dividends paid by Legrand's subsidiaries	—	(1)
Other financing activities:
—reduction of subordinated securities	(38)	(34)
—increase (reduction) of borrowings	(8)	(44)
—increase (reduction) of commercial paper	(368)	62
—increase (reduction) of bank overdrafts	(206)	48

Net cash (used in) provided from financing activities	(680)	(21)

Net effect of currency translation on cash	(30)	(11)
Increase (reduction) of cash and cash equivalents	(133)	83
Cash and cash equivalents at the beginning of the period	531	380

Cash and cash equivalents at the end of the period	398	463

Interest paid during the period	85	111
Income taxes paid during the period	47	70

Notes on pages F-53 to F-85 are an integral part of these financial statements.

LEGRAND S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Capital stock, at par value	Additional paid-in capital	Retained earnings	Translation reserve	Total shareholders' equity
	(€ in millions)

As of December 31, 2000	53	133	1,382	(183)	1,385

Net income for the period		1	150		150
Capital increase					1
Purchase of Legrand's shares (note 9)	3	36	219		258
Changes in translation reserve				(40)	(40)

As of September 30, 2001	56	170	1,751	(223)	1,754

Net income for the period			26		26
Capital increase
Purchase of Legrand's shares (note 9)			16		16
Dividends paid for 2001 (notes 9 and 22)
—€1.87 per common share, included "precompte"			(45)		(45)
—€2.99 per preferred non-voting share, included "precompte"			(23)		(23)
Changes in translation reserve				49	49

As of December 31, 2001	56	170	1,725	(174)	1,777

Net income for the period			159		159
Capital increase
Schneider share impact (note 1 (a))			(20)		(20)
Changes in translation reserve				(152)	(152)

As of September 30, 2002	56	170	1,864	(326)	1,764

        The comprehensive income (note 1 (q)) is as follows:

	Items having modified the net equity
	with impact on net income	without impact on net income	Comprehensive income
	(€ in millions)

For the nine months ended September 30, 2001	150	(40)	110
For the nine months ended September 30, 2002	159	(152)	7

Notes on pages F-53 to F-85 are an integral part of these financial statements.

LEGRAND S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

List of consolidated companies

        The consolidated financial statements comprise the financial statements of Legrand and 112 controlled subsidiaries. The investment in 7 affiliated companies is accounted for by the equity method.

        The most significant consolidated operating subsidiaries, all 100% owned (Fael excepted, which is 93% owned), are the following:

French subsidiaries

Arnould-FAE
Baco
Inovac
Legrand Deri
Legrand snc
Martin & Lunel
Planet-Wattohm
Ura

Foreign subsidiaries

Anam	South Korea
Bticino	Italy
Bticino de Mexico	Mexico
Bticino Quintela	Spain
Bufer Elektrik	Turkey
Electro Andina	Chile
Fael	Poland
Legrand	Germany
Legrand	Italy
Legrand Electric	United Kingdom
Legrand Electrica	Portugal
Legrand Electrique	Belgium
Legrand Espanola	Spain
Legrand	Greece
Legrand Österreich	Austria
Luminex	Colombia
MDS	India
Ortronics	United States of America
Pass & Seymour	United States of America
Pial	Brazil
Tenby Industries	United Kingdom
The Watt Stopper	United States of America
The Wiremold Company	United States of America

1)    Accounting policies

        The group's consolidated financial statements are prepared, in all material respects, in conformity with accounting principles generally accepted in France. They comply with the requirements of French laws and regulations excepted for the dispensation described hereafter.

        The statutory accounts of each company, whether consolidated or accounted for by the equity method, are prepared in accordance with local accounting principles and regulations, and have been adjusted to comply with these principles, which are essentially those described hereafter.

a)    Exchange of Legrand treasury shares with Schneider's shares

        In 2001, Schneider launched a public exchange offer for all Legrand outstanding shares (see note 25). Legrand brought to this takeover bid for shares the treasury stocks which decreased the net equity until June 30, 2001 (1,382,370 common shares and 55,116 preferred non-voting shares accounted for at a historical cost of €195 million).

        In exchange for these shares, Legrand received 4,948,527 Schneider shares (2.06% of the share capital) valued at €59.36, i.e. €294 million. The gain of the exchange (€99 million after tax) was accounted for directly through the consolidated equity, in compliance with the French and US GAAP. The shares are accounted for on the balance sheet as "other non-current assets".

        Under normal circumstances the application of the accounting principles for the accounting of fixed investments would conduct to account for the gains and losses on the valuation of these stocks through the statement of income. This method would not be consistent with the accounting treatment of the treasury stocks and accordingly would confuse the understanding of the Group's financial statements.

        In view of the unusual nature of the transaction the company determined that the loss should be imputed directly to equity. Accordingly, the impacts on the statement of income were neutralized in 2001 and will be neutralized in future years, within the limit of the gain (€99 million).

        As a consequence, as of December 31, 2001, the Schneider shares were valued at €54 and the variation of the value after tax, i.e. €-20 million, were accounted for directly on net equity.

        As of September 30, 2002, the owned shares (3,323,849) are valued at €45.25, i.e. a total value of €150 million. The gains and losses on disposals and the change in the allowance imputed directly to equity amount to €-20 million after tax.

b)    Consolidation

        The financial statements of subsidiaries, which Legrand controls directly or indirectly, are consolidated. Companies in which Legrand owns directly or indirectly an interest of 20 to 50% are accounted for by the equity method. All significant intercompany transactions have been eliminated.

c)    Translation of foreign financial statements

        For all countries other than those with highly inflationary economies:

  •
  Assets and liabilities are translated using exchange rates in effect at the balance sheet dates;

  •
  Statements of income are translated at average exchange rates for the period;

  •
  Gains or losses arising from the translation of the financial statements of foreign subsidiaries are accounted for directly in the translation reserve included in the consolidated equity, until these companies are sold or substantially liquidated.

        For countries with highly inflationary economies:

  •
  Inventories and non-monetary assets are recorded at their historical rates of exchange;

  •
  Other assets and liabilities are translated using exchange rates in effect at the balance sheet dates;

  •
  Gains or losses arising from the translation of the financial statements of subsidiaries located in these countries are included in the consolidated statement of income under the heading "Other revenues (expenses)".

        For all countries:

  •
  Exchange differences arising from foreign currency transactions are included in the consolidated statement of income under the heading "Other revenues (expenses)," except intercompany transactions having the character of a permanent investment which are directly recorded in the translation reserve.

d)    Earnings per share

        Primary earnings per share are calculated based upon the weighted average number of common and preferred shares outstanding during the period excluding those held by group companies. Fully diluted earnings per share are calculated based upon the assumption that all options granted to employees of the group have been exercised either at the beginning of the year or when they have became exercisable, if later.

e)    Statements of cash flows

        The group has defined cash and cash equivalents as cash, short-term deposits or all other financial assets with a maturity date not in excess of three months. Marketable securities are not considered as cash because their conversion into cash is not expected in the short term.

f)    Intangible assets

        Goodwill, representing the excess of cost over the fair value of net assets at the date of acquisition of purchased companies, is amortized on a straight-line basis over the estimated period of benefit not to exceed 40 years. The company assesses whether there has been a permanent impairment in the value of goodwill by evaluating economic factors including future cash flows from operating activities, income, trends and prospects as well as competition and other economic factors. The primary financial indicator used to assess impairment is whether undiscounted cash flows from operations over the amortization period will be sufficient to recover the carrying amount of goodwill. A loss is recognized for any excess of the carrying value over the fair value of the goodwill, determined as being the present value of such cash flows from operations.

        Costs incurred by group companies in developing computer software for their own use and in research and development are expensed in the period they are incurred; acquisition costs of externally developed software are recorded in other assets and depreciated on a straight-line basis according their expected time of use from 3 to 8 years.

        Other intangible assets, included in "other non-current assets" in the balance sheet, are amortized on a straight-line basis over the estimated period of benefit, not in excess of 40 years, and limited to 20 years for patents and trademarks.

g)    Property, plant and equipment

        Land, buildings, machinery and equipment are carried at cost, including capitalized interest.

        Assets acquired under lease agreements that can be regarded as financing their purchase are capitalized on the basis of the present value of minimum lease payments and depreciated as described below. The French legal revaluations and foreign revaluations are not reflected in the consolidated financial statements.

        Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets; the most commonly adopted useful lives are the following:

Light buildings	25 years
Standard buildings	40 years
Machinery and equipment	8 to 10 years
Tooling	5 years
Furniture and fixtures	5 to 10 years

h)    Inventories

        Inventories are valued at the lower of cost, replacement or net realizable value. Cost is determined by the first-in, first-out (FIFO) method.

i)    Deferred income taxes

        In compliance with FASB statement No. 109, deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Tax rates applicable for future periods are used to calculate year-end deferred income taxes.

        A valuation allowance is recorded against deferred tax assets to reduce these deferred tax assets to the amount likely to be realized. The assessment of the valuation allowance is done by tax entity, based on the tax strategy developed for the near future for each entity.

        Provisions are made for withholding and other taxes which would be payable in case of distribution of earnings of subsidiaries and affiliates, except for those considered as permanently reinvested.

        If the assets of a subsidiary are revalued for tax purposes, the tax benefit is accounted for in compliance with the enacted tax rules at the revaluation date and taking into account the risk for this benefit to be challenged.

j)    Net sales

        Net sales are presented before deduction of cash discounts for prompt payment, and after deduction of quantity discounts and rebates. Revenues are recognized at the time the product is shipped.

k)    Fair value of financial instruments

        Cash, short-term deposits, accounts receivable, accounts payable, accrued liabilities and short-term borrowings are reflected in the financial statements at fair value because of the short-term maturity of these instruments.

        For short-term investments, comprised of marketable securities, fair value is determined as being the market prices of these securities.

        The fair value of long-term debt is estimated on the basis of interest rates currently available for issuance of debt with similar terms and remaining maturities.

        The fair value of interest rate swap agreements is the estimated amount that the counterpart would receive or pay to terminate the agreements. In compliance with the French GAAP, the fair value of the swaps is not accounted for.

l)    Derivative financial and commodity instruments

        The group's policy is to abstain from transactions of a speculative nature in the use of financial instruments; consequently all operations with these instruments are exclusively devoted to manage and cover exchange or interest rate risks, and the prices of raw materials.

        Therefore the group periodically enters into contracts such as swaps, options and futures which relate to the nature of its exposure.

        The interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating rate interest payments over the life of the agreement without the exchange of the notional amount. The differential to be paid or received is accrued as adjustments to interest income or expense over the life of the agreement. Upon early termination of an interest rate swap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap.

        The group periodically enters into foreign currency contracts to hedge commitments, transactions or foreign income. For foreign currency contracts acquired for the purpose of hedging identified commitments, the gain or loss is generally deferred and included in the basis of the transaction underlying the commitment. If the underlying transaction is not completed, the contract is marked to market with any realized or unrealized gains or losses reflected in income. Gains or losses on transaction hedges are recognized in income and offset the gains or losses on the related transaction. Foreign currency contracts acquired for the purpose of hedging foreign income, generally for periods not exceeding twelve months, are marked to market with any realized or unrealized gains or losses reflected in income.

        The group also enters into raw material contracts to totally or partially hedges its purchases. Gains or losses related to transactions that qualify for hedge accounting are deferred on the balance sheet in other current liabilities or assets and reflected in cost of goods sold when the underlying transaction takes place. If future purchased raw material needs are revised lower than initially anticipated, the futures contracts associated with the reductions no longer qualify for deferral and are marked to market. Gains or losses are then recorded in other income. The effectiveness of the hedge is measured by a historical and probable future high correlation of changes in the fair value of the hedging instruments with changes in the value of the hedged item. If correlation ceases to exist, hedge accounting will be terminated and gains or losses recorded in other income.

        Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

m)  Environmental and product liabilities

        In application of FASB statement No. 5 the group recognizes losses and accrues liabilities relating to environmental and product liability matters. Accordingly the group recognizes a loss if available information indicates that it is probable and reasonably estimable. In the event a loss is neither probable nor reasonably estimable but remains possible, the group discloses this contingency in the notes to its consolidated financial statements.

        With respect to environmental liabilities, the group estimates losses on a case-by-case basis and makes the best estimate it can, based on available information. With respect to product liabilities, the group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such cases.

n)    Stock option plans

        In accordance with FASB statement No. 123, the group has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed by APB No. 25. Accordingly, compensation cost is measured as the excess of the market price of the company's stock at the date of the grant over the exercise price an employee must pay to acquire this stock.

o)    Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

p)    Transfers and Servicing of financial assets

        FASB statement No. 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. According to this statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished.

q)    Comprehensive Income

        Comprehensive income includes all changes in equity that result from recognized transactions or other economic events. Amounts received from shareholders (capital increase) or paid to shareholders (reduction of capital, dividend) and changes in treasury stocks are excluded from the determination of comprehensive income.

        For the periods presented in the consolidated financial statements, only the translation reserve (note 1 (c)) has been added to net income to constitute comprehensive income.

r)    Other non-operating revenues and expenses

        The cash discounts granted to customers or received from providers, exchange and translation gains and losses, the restructuring expenses, the gains and losses on assets sales and other extraordinary revenues and expenses are classified as non-operating revenues and expenses.

2)    Goodwill (note 1 (f))

        Goodwill is considered as an integral part of the assets of acquired companies. Goodwill which relates to foreign subsidiaries expressed in local currency is translated into euros using the closing rates, except for those entities located in countries with highly inflationary economies for which goodwill is directly determined in euros.

        Goodwill can be analyzed as follows:

As of September 30	2002	2001
	(€ in millions)
Gross value	1,244	1,290
Accumulated amortization	(215)	(166)

	1,029	1,124
of which:
—France	43	45
—Italy	107	112
—Other European countries	111	129
—United States	712	767
—Other countries	56	71

	1,029	1,124

        As of September 30, 2002, the most significant goodwills relate to The Wiremold Company in the United States and Bticino in Italy with a net value of €605 million and €98 million, respectively, amortized on a straight-line basis of 40 years. All other items have individually a net value of less than €100 million and are amortized on a straight-line basis between 5 and 40 years.

        Changes in goodwill, mainly related to the first consolidation of companies, are analyzed as follows:

For the period ended September 30	2002	2001
	(€ in millions)
Gross value:
At the beginning of the period	1,330	1,108
—new or additional acquisitions	2	188
—other changes in gross value	22
—translation effect	(110)	(6)

At the end of the period	1,244	1,290
Amortization:
At the beginning of the period	(181)	(131)
—amortization expense	(46)	(35)
—other changes in amortization translation effect	12

At the end of the period	(215)	(166)

3)    Property, plant and equipment (note 1 (g))

        Tangible fixed assets, including capitalized leases, are as follows:

	France		Others		Total
As of September 30
	2002	2001	2002	2001	2002	2001
	(€ in millions)		(€ in millions)		(€ in millions)
Land	20	20	41	43	61	63
Buildings	290	287	303	309	593	596
Machinery, equipment	805	759	982	967	1,787	1,726
In progress	44	63	21	40	65	103

	1,159	1,129	1,347	1,359	2,506	2,488
Less depreciation	(740)	(695)	(756)	(711)	(1,496)	(1,406)

	419	434	591	648	1,010	1,082

        Changes in property, plant and equipment, can be analyzed as follows:

For the period ended September 30	2002	2001
	(€ in millions)
At the beginning of the period	2,543	2,381
—capital expenditures	103	132
—disposals	(38)	(41)
—new consolidated entities	(6)	34
—translation effect	(96)	(18)

At the end of the period	2,506	2,488

        During the same period, the depreciation of fixed assets has changed as follows:

For the period ended September 30	2002	2001
	(€ in millions)
At the beginning of the period	(1,452)	(1,302)
—depreciation expense	(130)	(128)
—disposals	30	30
—new consolidated entities	3	(17)
—translation effect	53	11

At the end of the period	(1,496)	(1,406)

a)    Property, plant and equipment include the following assets held under capital leases:

As of September 30	2002	2001
	(€ in millions)
Land	4	4
Buildings	60	57
Machinery and equipment	8	9

	72	70
Less depreciation	(22)	(16)

	50	54

b)    Capital lease obligations are presented in the balance sheets as follows:

As of September 30	2002	2001
	(€ in millions)
Long-term borrowings	26	34
Short-term borrowings	9	10

	35	44

c)    Future minimum lease payments related to capital leases are as follows:

As of September 30	2002	2001
	(€ in millions)
Payable within one year	10	11
Payable in one to two years	10	13
Payable in two to three years	6	6
Payable in three to four years	5	5
Payable in four to five years	5	5
Payable beyond five years	3	8

	39	48
Less interest portion	(4)	(4)

Present value of future minimum lease payments	35	44

4)    Investments

        Investments which do not relate to consolidated companies are as follows:

As of September 30	2002	2001
	(€ in millions)
Equity method investees	14	13
Other investments	13	15

	27	28

        The key figures, which concern equity method investees, are as follows:

For the period ended September 30	2002	2001
	(€ in millions)
Net sales	23	22
Net income	3	3
Total assets	29	33

5)    Other non-current assets

        The other non-current assets are mainly composed of the Schneider shares (see notes 1 (a) and 25), trademarks and patents valued further to Legrand's acquisitions.

        They are as follows:

	2002	2001
	(€ in millions)
Schneider shares	150	247
Trade names	78	80
Patents and licences	25	36
Softwares	19	20
Miscellaneous	35	68

	307	451

6)    Inventories (note 1 (h))

As of September 30	2002	2001
	(€ in millions)
Purchased raw-materials and parts	143	165
Sub-assemblies, work in process	94	98
Finished goods	267	294

	504	557
Less allowances	(67)	(64)

	437	493

7)    Trade accounts receivable

As of September 30	2002	2001
	(€ in millions)
Trade accounts receivable	517	543
Notes receivables	165	172

	682	715
Less allowances	(25)	(24)

	657	691

        The group realizes over 95% of its sales to distributors of electrical fittings, each of the two largest representing approximately 13% of consolidated net sales (2001: 13%).

8)    Marketable securities

        Marketable securities are carried at the lower of cost or market. Unrealized gains which relate to these securities, are analyzed below:

For the period ended September 30	2002	2001
	(€ in millions)
Unrealized gains at the beginning of the period	5	10
Increase (reduction) in fair value	3	12
Realized gains during the year	(7)	(17)

Unrealized gains at the end of the period	1	5

        Of the net proceeds of the issuance of the 8 1/2% debentures (see note 13), $162 million are reinvested in marketable securities having an average rating at AA-/Aa3. In order to manage interest and exchange rate risks, these securities, denominated in US dollars, are swapped into a variable remuneration indexed on LIBOR and receivable on the dates of payment of the interest on the debentures. A fluctuation of the US dollar interest rate therefore has no effect on the total market value of these investments and their related swaps. Up to this amount, variations of the US dollar/euro exchange rate results in a compensating adjustment of the euro value of balances on the balance sheet.

9)    Capital stock and earnings per share

a)    Capital stock

        Capital stock consists of the following number of shares:

As of September 30	2002	2001
Common shares
Issued	21,435,408	21,435,408
Held by the group
—to cover the stock-options plan
—to stabilize the market price
—others

Outstanding	21,435,408	21,435,408
Preferred non-voting shares
Issued	6,717,529	6,715,529
Held by the group to stabilize the market price

Outstanding	6,717,529	6,717,529

        Preferred non-voting shares have no voting right but have priority as to dividends for an amount of €1.00 per share and in total must be equal to 1.6 times the dividend paid per common share. The consolidated statements of shareholders' equity disclose the amount of the dividend paid or proposed for each class of shares.

        Common shares and preferred non-voting shares have equal rights with respect to undistributed earnings.

        From January 1, 1998 to June 30, 2001, all of Legrand's shares held by the group were excluded from consolidated assets and were shown as a reduction of capital stock and additional paid-in capital in an amount corresponding to their historical value of €195 million and €110 million as of December 2000 and 1999, respectively. The average purchase price of Legrand's shares held by the group amounted to €131 per share as of December 2000.

        In 2001, further to the takeover bid for shares described in note 25, Legrand disposed of the whole treasury stocks to Schneider (see note 1 (a)).

b)    Earnings per share

        Earnings per share are computed based on the average number of both common and preferred shares outstanding during the period, as specified in note 1 (d).

        FASB statement No. 128 specifies that earnings per share should be calculated separately for each class of shares assuming that the total consolidated income of the year would be distributed as a dividend. This unrealistic assumption is inconsistent with financing requirements for capital expenditures, business development and acquisitions, etc. and has not been retained.

        Earnings per share are shown in the consolidated statements of income.

10)  Stock options and employee profit sharing

a)    Stock option plans

        In May 1999, the shareholders authorized the company to issue, until May 2004, up to 700,000 options to purchase or subscribe to common shares or preferred non-voting shares. This option plan is open to all French employees. On December 13, 1999, the company established a new plan for the purchase of common shares, open to all French employees meeting certain limited employment qualifications. The exercise price is equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to December 13. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. Options granted do not vest for 5 years subsequent to the date of the grant and are forfeited if the employee is dismissed for wilful misconduct. On November 21, 2000, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21, 2000. The options may not be exercised for 5 years subsequent to the date of the grant and may be exercised for a period of 2 years subsequent to that date. On November 13, 2001, the company established a new stock subscription plan open to all French employees meeting certain limited employment qualifications which options could be granted at a price equal to the average opening market price of the shares on the Paris stock exchange for twenty trading days prior to November 21,

2000. The options may not be exercised for 4 years subsequent to the date of the grant and may be exercised for a period of 3 years subsequent to that date.

Nature of the plans	Subscription								Purchase
Dates of attribution of options	1996		1997		1998		2000	2001	1999
										Total of outstanding plans
Nature of shares offered	common	preferred	common	preferred	common	preferred	common	common	common
Number of grantees	5		6		6		8,999	9,122	8,814
Exercisable from	11-1996		12-1997		10-1998		11-2005	11-2005	12-2004
Exercisable until	11-2002		12-2003		10-2004		11-2007	11-2008	12-2006
Option price (in euro)	107.42	67.08	132.45	89.84	165.56	100.01	191.50	143.00	222.00

Number of options granted	7,400	2,000	11,750	2,500	7,500	2,500	124,240	178,766	85,708	437,534
Options exercised before 1999										(2,030)
Options cancelled before 1999

Balance at the end of 1999	7,400	2,000	11,750	2,500	7,500	2,500			85,708	132,498
Options exercised in 2000	(2,000)		(3,000)		(2,000)					(9,210)
Options cancelled in 2000									(4,508)	(4,508)

Balance at the end of 2000	5,400	2,000	8,750	2,500	5,500	2,500	124,240		81,200	243,020
Options exercised in 2001							(18)			(10,948)
Options cancelled in 2001

Balance at the end of 2001	5,400	2,000	8,750	2,500	5,500	2,500	124,222	178,766	81,200	410,838
Options exercised in 2002
Options cancelled in 2002

Balance as of September 30, 2002	5,400	2,000	8,750	2,500	5,500	2,500	124,222	178,766	81,200	410,838

        The fair value of options at the date of grant is calculated in compliance with FASB Statement No. 123, using the "Black-Scholes" model, with the following assumptions:

Expected average life (years)	4 years		4 years		4 years		5 years	4 years	5 years
Interest rate (5 years bonds)	5.37%		4.50%		3.50%		5.54%	5.35%	4.76%
Implied volatility	26.5%	25.4%	36.2%	36.2%	43.2%	36.5%	39.4%	49.7%	31.6%
Dividend yield	1.5%	3.0%	1.1%	2.9%	1.0%	2.6%	1.3%	1.4%	1.2%
Fair value of the option (euro)	47	25	65	36	93	47	73	58	71

        In accordance with the provisions of APB No. 25, the company did not recognize any compensation cost for the periods ended September 30, 2002 and 2001.

        Had compensation cost been determined on the fair value at the grant date for awards since 1996 (non-retroactively), the effect on the company's 2002 and 2001 net income would have not been material neither on earnings per share nor on net worth.

b)    Employee profit sharing

        French law provides for employees sharing in the profit of the French group companies to the extent that the profit after tax of such entities exceeds a certain level. Amounts accrued are generally payable to employees after a period of 5 years and bear interest at varying, negotiated rates (from 6% to 9%).

        In addition to this obligation, French group companies and certain foreign subsidiaries pay to their employees a portion of their income calculated on the basis of predetermined formulas negotiated by each entity.

        Employee profit sharing expense amounted to €19 million for the period ended September 30, 2002 (€22 million for the period ended September 30, 2001).

11)  Retained earnings and foreign translation reserve

a)    Retained earnings

        Retained earnings of Legrand and its consolidated subsidiaries can be analyzed as follows:

As of September 30	2002	2001
	(€ in millions)
Legrand's legal reserve (not distributable)	6	6
Legrand's undistributed retained earnings	653	630
Legrand's share of earnings of consolidated companies	1,205	1,115

	1,864	1,751

        Retained earnings of Legrand and those of its French subsidiaries filing a consolidated tax return are as follows:

As of September 30	2002	2001
	(€ in millions)
Available for distribution without "precompte"		42
Not available for distribution without "precompte"	713	657

        The decrease of the available for distribution without precompte retained earnings mainly relates to the distribution of the 2001 dividends.

b)    Foreign currency translation reserve

        As specified in note 1 (c) this account records the effects of foreign currency fluctuations on financial statements of subsidiaries when they are translated into euros.

        From January 1, 1999, the translation reserve corresponding to the translation into euros of the financial statements of subsidiaries located in countries having elected to use the euro as their legal local currency (*) will not be modified and will be recorded in the consolidated balance sheet for its historical value as of December 31, 1998, such amount remaining unchanged until those subsidiaries are sold or substantially liquidated. This principle was also applied to Greece, which elected to use euro as its legal local currency on January 1, 2001.

        The foreign currency translation reserve records the impact of fluctuations in the following currencies:

As of September 30	2002	2001
	(€ in millions)
Euro area's currencies	(181)	(180)
Dollar	(20)	24
Other currencies	(125)	(67)

	(326)	(223)

(*)
Countries having elected to use the euro as their legal currency on January 1, 1999 are: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain.

12)  Subordinated securities

      In December 1990 and March 1992, the company issued, at par, subordinated securities with nominal values of €457 million and €305 million, respectively.

        The subordinated securities have no stated due date or maturity and the company has no obligation to redeem them unless the company enters into liquidation or voluntary dissolution, or if a final judgment is entered ordering the sale of the entire business of the company. In such case, redemption of the principal of the securities would be subordinated to the complete payment of all creditors, excluding any participating loans (prêts participatifs) or participating securities (titres participatifs) that might be outstanding.

        At the time of issuance, agreements were entered into with third party companies who will repurchase the securities from the holders fifteen years after issuance. In accordance with these agreements, and in return for initial lump sum payments of €100 million and €77 million, these companies have agreed to relinquish any rights to interest on these securities after that time. Until the time of this repurchase, the company is obligated to make periodic interest payments on the nominal value, calculated at a rate indexed to the Paris inter-bank offered rate (EURIBOR). In accordance with French tax regulations, these payments are only tax deductible for the portion representing the net proceeds of the issue.

        The payment of interest on the subordinated securities can be suspended if (i) Legrand's consolidated net equity falls below €412 million, (ii) Legrand has not paid an ordinary dividend (excluding dividends paid on preferred non-voting shares and first statutory dividend) and (iii) no interim dividend has been declared. Deferred payments would bear interest, would not be subordinated in case of liquidation and would be paid before the payment of any ordinary dividend.

        In order to manage its exposure to interest rate changes, semi-annual payments have been hedged using interest rate swaps. The payments, taking into account the effect of the swap agreements, represented on an annual basis, 9.35% and 9.16% of the average residual carrying value for each of the two years ended September 30, 2002 and 2001, respectively.

        The amortization of the residual carrying value is as follows:

As of September 30	2002	2001
	(€ in millions)
Payable within one year	55	50
Payable in one to two years	60	55
Payable in two to three years	66	60
Payable in three to four years	35	66
Payable in four to five years	12	35
Payable beyond five years		12

	228	278

13)  Long-term borrowings

        On February 14, 1995, Legrand issued on the American public market US$ 400 million of 8 1/2% debentures due February 15, 2025. Interest on the debentures is payable semiannually in arrears on February 15 and August 15 of each year, beginning August 15, 1995.

        The debentures are not subject to any sinking fund and are not redeemable prior to maturity, except upon the occurrence of certain changes in the law requiring the payment of amounts in addition to the principal and interest. Should the company, by law, not be permitted to pay any such additional amounts, redemption generally would be mandatory or, if such amounts could be paid, the company may, at its option, redeem all—but not part—of the debentures. Each holder of the debentures may also require the company to repurchase its debentures upon the occurrence of a hostile change of control.

        In connection with the issuance of the debentures, the company also entered into an interest rate swap agreement for 30 years. The settlement dates of the differential to be paid or received concur with the interest payment dates of the debentures, so as to provide an effective hedge of the payments. As a result of this agreement, the effective interest rate of the debentures after swap is LIBOR plus a margin of 0.58%.

        Legrand has used a portion of this borrowing (US$238 million) for the acquisition of certain operations in the United States of America, the unused portion (US$162 million) remaining invested in marketable securities expressed in US dollars (see note 8); accordingly the total amount of the debentures is hedged by assets expressed in the same currency, ensuring that a difference in the exchange rate between US dollar and Euro would have no impact on income or on the net equity of the company.

        Long-term borrowings (including capitalized leases), in addition to the 8 1/2% debentures (€407 million at the closing exchange rate), comprise the following:

As of September 30	2002	Maturities	Interest rates
	(€ in millions)
currencies:
—Euro	31	2005	Euribor 3m	-0.10
—Euro	9	2005	Euribor 3m	+0.60
—Euro	13	2009	Euribor 3m	+0.50
—US Dollar	204	2005	Libor	+0.35
—Euro	168	2005	Euribor 3m	+0.35

Other borrowings aggregating €27 million of which the amounts, individually, are not significant, none of them exceeding €10 million. These borrowings will be reimbursed through 2014.

        Long-term borrowings are denominated in the following currencies:

As of September 30	2002	2001
	(€ in millions)
currencies:
—Euro	246	119
—US dollar	611	823
—other currencies	2	3

	859	945

        Maturity dates are as follows:

As of September 30	2002	2001
	(€ in millions)
Payable in one to two years	15	16
Payable in two to three years	175	14
Payable in three to four years	3	394
Payable in four to five years	15	19
Payable beyond five years	651	502

	859	945

        Interest rates on long-term borrowings are as follows:

As of September 30	2002	Average interest rates in %
	(€ in millions)
Issued by French companies:
—8 1/2% debentures	407	2.79%
—other debentures	31	3.28%
—bank borrowings	168	3.94%
—capital leases	3	8.73%
Issued by foreign group companies:
—bank borrowings	227	2.87%
—capital leases	23	3.90%

	859

        These borrowings are collateralized as follows:

As of September 30	2002	2001
	(€ in millions)
Assets mortgaged or pledged as collateral	6	7
Guarantees given to banks	9	8

	15	15

14)  Long-term liabilities

        Long-term liabilities are as follows:

As of September 30	2002	2001
	(€ in millions)
Retirement indemnities in France	18	17
Other retirement indemnities and benefits	23	18
End of contract indemnities (Italy)	43	48
Employees profit sharing (long-term portion)	32	29
Other long-term reserves	55	52

	171	164

a)    Provision for retirement indemnities in France

        Based on labor agreements or internal conventions, the employees of the group may be entitled to retirement indemnities, as well as complementary pensions in addition to those acquired in compliance with legal obligations in force in each country.

        The provisions recorded in the consolidated balance sheet concern only rights which are not definitively acquired and the group has no obligation with respect to rights definitively acquired by former employees, such rights having been duly paid at the time of their retirement, either directly or through a specialized insurance company.

        The computation of these future obligations was based on turnover, mortality, and assumptions of salary increases and discount rates. In France, the calculation was based, since 2001, on an assumption of an increase of salaries of 3.0% and a discount rate of 5%.

        In December 1998, the obligation in respect with French retirement indemnities has been partially funded with an insurance company. This company, to the extent of the funded percentage, will ensure the payment of the related indemnities to the employees at the date of their retirement. The fund will be increased at the end of each month with the net results of the fund, and, as far as it will be necessary, by additional payments of the group's companies; it will be reduced by the payments to employees.

        Accordingly, the provision recorded in the consolidated balance sheet corresponds to the portion of the global obligation remaining payable by Legrand; this amount is equal to the difference between the global obligation recalculated at each closing, based on assumptions described above, and the net residual value of the fund at this same date.

        The global obligation is detailed as follows:

As of September 30	2002	2001
	(€ in millions)
Projected benefit obligation at the beginning of the period	39	37
Rights newly acquired	2	1
Rights cancelled		(1)
Rights used
New consolidated entities
Interest cost

Projected benefit obligation at the end of the period	41	37

        The evolution of the net assets of the fund is shown below:

For the period ended September 30	2002	2001
	(€ in millions)
Fair value at the beginning of the period	22	21
Increase:
—interest revenues	1	1
—employer contribution
Decrease:
—liquidation of definitely acquired rights		(1)

Fair value at the end of the period	23	21

14)  Long-term liabilities

        The net impact on the consolidated income is summarized below:

For the period ended September 30	2002	2001
	(€ in millions)
Service cost—rights newly acquired	(2)	(1)
Service cost—cancellation of previous rights		1
Payments of rights (net of cancellation of prior reserves)		(1)
Interest cost
Net revenue of fund	1	1

	(1)	—

        Legrand entered into a complementary agreement for the pension of the executive committee's French members. The liability, which amounts to €13 million as of September 30, 2002, is spread over the contract life.

        The group also has various pension arrangements in foreign subsidiaries (except for Wiremold and Legrand UK, see note 14(c)), none of which is individually material. Provisions accrued under such obligations amounted to €8 million at the end of September 2002 and 2001.

b)    Provision for end-of-contract indemnities in Italy

        In accordance with employment legislation in force in Italy, provisions for end-of-contract indemnities have been established in the accounts of the Italian companies. The annual contribution is defined by law and approximates one month of remuneration per year of service. Amounts attributed to an employee are revalued each year in accordance with a specific index published by the government. Such amounts are fully vested and are paid at the time an employee leaves. The companies have no further liability to the employee once such payment has been made.

        The related expenses amounted to €5 million for the periods ended September 30, 2002 and 2001.

c)    Provision for retirement indemnities and other postretirement benefits

        In United States of America and in United Kingdom, the Group provides pension benefits for employees and certain health care and life insurance for some retired employees. The pension benefits above amount to €125 million as of September 30, 2002. This amount is compensated by pension fund assets and provisions estimated at €95 million as of September 30, 2002. This discrepancy is spread over the residual employment period of the staff through the pension contribution.

15)  Short-term borrowings

        The company regularly issues commercial paper at interest rates based on EONIA. The average interest rate amounted to 3.37%, and 4.69% for the periods ended September 30, 2002 and 2001, respectively. The borrowings were generally for a period of one month.

As of September 30	2002	2001
	(€ in millions)
Current portion of long-term bank borrowings	2	1
Current portion of capital leases	9	10
Commercial paper	541	914
Bank overdrafts	92	102
Other short-term borrowings	118	285

	762	1,312

16)  Other current liabilities

As of September 30	2002	2001
	(€ in millions)
Tax liabilities	115	100
Accrued salaries and payroll taxes	128	116
Short-term portion of employee profit sharing	7	12
Payables related to fixed asset acquisitions	9	14
Amounts due for services	71	84
Customer advance payments	4	4
Others	99	104

	433	434

17)  Analysis of certain expenses

a)
Operating expenses include, in particular, the following categories of costs:

For the period ended September 30	2002	2001
	(€ in millions)
Consumption of raw-materials and parts	(642)	(682)
Salaries and related payroll taxes	(660)	(659)
Employees profit sharing	(19)	(22)

Total cost of personnel	(679)	(681)

        The headcount of the consolidated companies, registered as of September 2002, amounts to 27,490 (27,699 as of September 2001).

b)
Other revenues (expenses) include:

For the period ended September 30	2002	2001
	(€ in millions)
Cash discounts granted to customers	(29)	(29)
Exchange and translation gains (losses)	2	2
Others	(21)	(2)

	(48)	(29)

c)
Expenses related to the takeover bid for shares

        Legrand accounted for costs related to the takeover bid for shares (see note 25). The gross value amounts to €2 million (€1.3 million after tax). These costs, mainly fees and bank costs, are non-recurring expenses and are therefore included in non-operating expenses.

18)  Interest income (expense)

For the period ended September 30	2002	2001
	(€ in millions)
Interest income	28	43
Interest expense	(52)	(93)

	(24)	(50)
Interest on subordinated securities (note 12)	(18)	(21)

	(42)	(71)
Less capitalized interest (note 1 (f))		2

	(42)	(69)

19)  Income taxes (current and deferred)

        Income before tax, minority interests and equity in earnings of investees is as follows:

For the period ended September 30	2002	2001
	(€ in millions)
France	59	52
Outside France	145	140

	204	192

        Income tax expense consists of the following:

For the period ended September 30	2002	2001
	(€ in millions)
Current income taxes:
France	1	(20)
Outside France	(50)	(122)

	(49)	(142)
Deferred income taxes:
France	7	10
Outside France	(3)	88

	4	98
Total income taxes:
France	8	(10)
Outside France	(53)	(34)

	(45)	(44)

        The reconciliation of total income tax expense during the period to the normal income tax rate applicable in France is analyzed below:

For the period ended September 30	2002	2001
	(in percentage)
Normal French income tax rate	35.43%	36.43%
Increases (reductions):
—effect of foreign income tax rates	1.16%	(1.15)%
—non taxable items	4.22%	6.21%
—income taxable at specific rates	(4.21)%	(4.18)%
—others	(14.44)%	(18.67)%

	22.16%	18.64%
Impact on deferred taxes:
—effect of tax rate modifications on opening balance	0.06%	1.49%
—valuation allowances on deferred tax assets	(0.01)%	2.53%

Effective income tax rate	22.21%	22.66%

        In 2001, the line "others" represents mainly the impact of an assets revaluation in Italy, in compliance with Italian law No. 342 and the decree No. 162 (April 13, 2001), retroactively applicable from January 1, 2000. In 2002, this line mainly represents the impact of intercompany accounts depreciation.

        Deferred income taxes recorded in the balance sheets result from temporary differences in the recognition of revenues and expenses or tax and financial statement purposes and is analyzed as follows:

As of September 30	2002	2001
	(€ in millions)
Deferred taxes recorded by French companies		11
Deferred taxes recorded by foreign companies	115	79

	115	90
Origin of deferred taxes:
—depreciation of fixed assets	(102)	(104)
—tax losses to be carried forward	60	51
—employee profit sharing	5	7
—retirement indemnities and benefits	14	12
—subordinated securities and associated swaps	40	44
—others	98	80

	115	90

        As of December 31, 2001, the company had unused tax benefits of €60 million which expire in various amounts from 2006 through 2021. A valuation allowance has been recognized to offset the related tax assets in accordance with the accounting principle described in note 1 (i).

        The line "others" represents notably the deferred tax assets related to the allowance for stock depreciation and bad debt.

20)  Contingencies and commitments

        The group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the group's consolidated financial position or results of operations.

        The company and its subsidiaries use certain facilities under lease agreements and lease certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

As of September 30	2002	2001
	(€ in millions)
Payable within one year		11
Payable in one to two years	14	13
Payable in two to three years	13	5
Payable in three to four years	9	4
Payable in four to five years	8	4
Payable beyond five years	7	5
Subsequent years	6	7

	57	49

21)  Financial instruments

        The group does not hold or issue financial instruments for trading purposes.

a)    Interest rate swaps

        In order to manage and cover interest rate risks, the group entered into interest rates swap agreements with selected major financial institutions. The fair values are determined at each closing, based on rates implied in the yield curve at the reporting date; those may change significantly, having an impact on future cash flows.

Interest rate swaps hedging the subordinated securities (note 12)

        The notional amount of these swaps increases over time to a maximum of €760 million and matures at the same date, as periodic payments are due so as to provide an effective hedge of the payments. The net cost of the subordinated securities, including the fair value of the related swaps in effect and committed, is lower than the conditions normally offered by the financial markets.

Interest rate swap hedging the 8 1/2% debentures (note 13)

        The purpose of this swap is to convert the fixed remuneration paid to the holders of the debentures into a variable remuneration indexed on LIBOR until the maturity of the issue. The fair value of this swap is exactly symmetrical to the fair value of the debentures.

Interest rate swap hedging specific bank borrowings (note 13)

        The purpose of these swaps is to convert the fixed remuneration paid to the bank into a variable remuneration until the maturity of the borrowings. The fair value of these swaps is exactly symmetrical to the fair value of the borrowings.

As of September 30	2002	2001
	(€ in millions)
Interest rate swaps hedging subordinated securities
notional amount	628	589
fair value	(152)	(141)
Interest rate swap hedging the 8 1/2% debentures
notional amount	407	436
fair value	167	118
Interest rate swaps hedging other bank borrowings
notional amount	61	61
fair value	5	5

b)    Foreign exchange contracts

        The group entered into forward exchange contracts to hedge certain foreign currency transactions and investments for periods consistent with the terms of the underlying transactions.

        The fair value of these exchange contracts is estimated by obtaining quotes for contracts with similar terms. As of September 30, 2002 and 2001 the fair value of these contracts amounted to €-7.4 million and €-2.6 million, respectively.

c)    Forward price contracts on raw material

        The group also enters into forward raw material contracts covering all or part of its future purchases and for periods of time not in excess of twelve months.

        As of September 30, 2002 and 2001, there were no contracts in effect.

d)    Other financial instruments

        The excess of fair value over carrying value of the marketable securities is disclosed in note 8 to the financial statements. For all other financial instruments, the fair value approximates the carrying value.

e)    Concentration of credit risk

        The group's interest rate swap agreements and exchange contracts are with major financial institutions which are expected to perform under the terms of the agreements thereby mitigating the credit risk from the transactions. In order to reduce exposure to counterparty risk, mark-to-market and/or collateral agreements are provided in connection with long-term swap agreements. In managing the credit risk on the market value of the interest rate swap associated with the 8 1/2% debentures, Legrand has pledged as collateral, in 1995 and for a period of 10 years, a portion of its marketable securities in favor of the relevant institution. This pledge, for an amount of $162 million, may be cancelled unilaterally by Legrand at any time and be replaced by a mark-to-market agreement.

        As indicated in note 7, a substantial portion of the company's sales is with two major groups of companies. Other sales are also essentially with distributors of electrical products but are diversified due to the large number of customers and their geographical dispersion. The company mitigates its credit risk by establishing and performing periodic evaluations of individual credit limits for each customer, and constantly monitoring collection of its outstanding receivables.

        Other financial instruments, which potentially subject the group to concentration of credit risk, are principally cash and cash equivalents and short-term investments. These instruments are maintained with high credit quality financial institutions and the group closely monitors the amount of credit exposure with any one financial institution.

22)  Appropriation of earnings

        Dividend distribution decided at general meetings of shareholders in prior years resulted in total dividends of €60, 57 and 53 million in respect of 2001, 2000 and 1999. The 2001 dividends generated a "precompte" amounting to €8 million.

23)  Information relating to the officers of the company

For the period ended September 30	2002	2001
	(€ in millions)
Advances and loans	—	—
Remuneration paid to the officers of Legrand (*)	1	1
—including director's fees (**)	—	—

(*)
Remuneration paid to the executive officers and the members of the board of directors who hold operating responsibilities within the company.
(**)
For each year, an amount has been paid as directors' fees, each director receiving annually €2,287.

24)  Information by geographic segments

      The activity of the group is exclusively devoted to the manufacturing and marketing of products and systems for electrical installations and information networks. The following amounts comply with the level of analysis used to manage the group.

	Geographic segments
	Europe
For the period ended September 30				USA Canada	Other countries	Items globally analyzed
	France	Italy	Others				Total
	(€ in millions)
2002
Total sales	1,150	537	459	532	278		2,956
Less intra-group transfers	(463)	(102)	(84)	(19)	(32)		(700)

Net consolidated sales	687	435	375	513	246		2,256
Operating income	117	85	10	17	54		283
—of which depreciation of fixed assets	(51)	(22)	(20)	(27)	(10)		(130)
—of which amortization of intangibles	(6)	(7)	(19)	(25)	(4)		(61)
Other revenues (expenses)						(35)	(35)
Interest income						28	28
Interest expense						(70)	(70)
Income taxes						(45)	(45)
Minority interest and equity investees						0	0
Capital expenditures	49	23	15	13	11		111
Total identifiable assets	1,258	740	851	1,234	416		4,499

	Geographic segments
	Europe
For the period ended September 30				USA Canada	Other countries	Items globally analyzed
	France	Italy	Others				Total
	(€ in millions)
2001
Total sales	1,168	526	444	591	294		3,023
Less intra-group transfers	(467)	(99)	(66)	(18)	(41)		(691)

Net consolidated sales	701	427	378	573	253		2,332
Operating income	124	89	18	17	62		310
—of which depreciation of fixed assets	(50)	(22)	(19)	(21)	(16)		(128)
—of which amortization of intangibles	(6)	(6)	(6)	(26)	(4)		(48)
Other revenues (expenses)						(30)	(30)
Interest income						43	43
Interest expense						(112)	(112)
Income taxes						(44)	(44)
Minority interest and equity investees						1	1
Capital expenditures	60	26	21	20	14		141
Total identifiable assets	1,399	839	1,157	1,333	432		5,160

        Sales by French companies, excluding sales to group companies located in France, include the following export sales:

For the period ended September 30	2002	2001
	(€ in millions)
Total sales	861	876
of which sales exported to:
—Europe	185	187
—other countries	79	81

	264	268

25)  Information related to the sale of the ownership of the Legrand shares by Schneider

        On January 15, 2001, Legrand and Schneider announced the launch of a public exchange offer from Schneider for all Legrand outstanding shares.

        Upon completion of this offer, which took place from September 21 to July 25, 2001, Schneider holds 98.3% of Legrand common shares and 97.5% of Legrand preferred shares.

        On October 10, 2001, the European Union's antitrust authorities rejected the takeover bid and on January 30, 2002, it set the terms for Schneider to withdraw from Legrand's capital.

26)  Subsequent events

        On July 26, 2002, the Wendel Consortium, which consists of Wendel Investissement and Kohlberg Kravis Roberts & Co. L.P. (KKR), signed an agreement with Schneider to acquire Schneider's Legrand shares. The Acquisition was completed by a French company, FIMAF SA, on December 10, 2002. The purchase price was €3.63 billion corresponding to a value of €3.7 billion for 100% of the share capital of Legrand.

        The purchase price for the acquisition, as well as related fees and expenses, was financed by a combination of funds provided by the Consortium (€1,765 million), external banks (a facility under the Senior Credit Agreement was drawn for an amount of €1,833 million) and a vendor loan from Schneider (€150 million). Certain of Legrand's direct and indirect subsidiaries, have jointly and severally guaranteed certain proceeds drawn under the Senior Credit Agreement.

        On December 11, 2002, the Consortium initiated a procedure to carry out a mandatory takeover offer ("garantie de cours"), followed, if necessary by a public buy-out offer ("offre publique de retrait") followed by the squeeze out procedure ("retrait obligatoire") to acquire the remaining outstanding share capital of Legrand held by the public.

27)  US GAAP adjustments

        The tables below show the US GAAP reconciliations of net equity and net income as well as the earnings per share prepared in accordance US GAAP.

SUMMARY RECONCILIATION OF NET INCOME

For the period ended September 30	2002	2001
	(€ in millions)
Net income compliant with French GAAP	159	150
TSDI and FAS 133	1	5
EITF 93-16	(8)	(3)
Depreciation of Schneider shares	(21)	(37)
FAS 142	28	0

Net income compliant with US GAAP	159	115

SUMMARY RECONCILIATION OF NET EQUITY

As of September 30	2002	2001
	(€ in millions)
Net equity compliant with French GAAP	1,764	1,754
TSDI and FAS 133	7	16
EITF 93-16	(14)	(3)
FAS 142 (net income)	28	0
FAS 142 (transition adjustment)	(2)	0

Net equity compliant with US GAAP	1,783	1,767

EARNINGS PER SHARE

For the period ended September 30	2002	2001
Earnings per ordinary share (notes 1 (d) and 9 (b))
Basic earnings per share:
Average number of shares outstanding	21,435,408	20,425,570
Earnings per share	€4.97	€3.70
Fully diluted earnings per share:
Average number of shares used for the calculation	21,438,723	20,440,457
Earnings per share	€4.97	€3.69
	2002	2001
Earnings per preferred non-voting share (notes 1 (d) and 9 (b))
Basic earnings per share:
Average number of shares outstanding	6,717,529	6,674,857
Earnings per share	€7.95	€5.92
Fully diluted earnings per share:
Average number of shares used for the calculation	6,719,620	6,678,429
Earnings per share	€7.95	€5.90

a)    Presentation of the statement of income

Reclassifications

        To comply with US GAAP, the expenses related to the takeover bid for shares have to be reclassified as part of the operating income (see also note 17 (c)). In addition, other expenses, such as restructuring charges, are classified as non-operating expenses under French GAAP and are required to be included in operating income under US GAAP.

Cash discounts

        Certain amounts related to cash discounts presented as other non-operating revenues and expenses in the consolidated states of income under French GAAP do not qualify as non-operating items under US GAAP and would be reclassified as a reduction of net sales or cost of goods sold, as appropriate. For each of the periods ended September 30, 2002 and 2001, cash discounts to customers amounting to €29 million, would be reclassified as a reduction of net sales. For each of the periods ended September 30, 2002 and 2001, cash discounts from suppliers amounting to €2 million would be reclassified as a reduction of cost of goods sold.

IRAP

        IRAP is a tax paid in Italy and is required to be classified as part of the income tax in US GAAP.

b)    Derivative financial instruments

        As indicated in note 12, Legrand entered into three subordinated securities contracts in 1990 and 1992. In addition, as indicated in note 21 (a), these subordinated securities are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt. Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded in profit and loss. Also see note 27 (e).

c)    Application of EITF 93-16

        In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law No. 342 and the decree No. 162 (April 13, 2001), retroactively applicable from January 1, 2000 (see note 19). According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for. This reserve amounts to €78 million, out of which €64 million still are booked in the French books.

d)    Dispensation described in note 1 (a)

        As described in note 1 (a), the variation of value of Schneider shares are booked in the net equity and disclosed as fixed investments in the balance sheet. Under US GAAP, the accounting treatment is as follows:

  •
  the Schneider shares are considered as marketable securities (€150 million); and

  •
  the reserve carried as of September 30, 2002 is recognized as an interest expense (€21 million before tax)

e)    Consolidation of special purposes entities

        The existing special purposes entities are related to the Subordinated Securities issued by Legrand.

        Under French GAAP, the SPVs are not required to be consolidated. Under US GAAP, the SPVs are required to be consolidated based on the guidance and SEC views provided in EITF Topic D-14. The application of US GAAP to the TSDIs and related loans has the following impacts:

  •
  Recognition of the debts due by the special purpose entities (€183 million and €145 million as of September 30, 2001 and 2002, respectively) in place of the existing TSDIs debt recognized in the French accounts (€255 million and €209 million as of September 30, 2001 and 2002, respectively);

  •
  Recognition of the forward receivable and payable due by and to a commercial bank to and by the special purpose entities as the netting of those obligations and assets in the balance sheet is not allowed by FIN 39 rules. The value of the asset carried in the balance sheet corresponds to the accreted value of the interest bearing deposit. The value of the liability corresponds to the present value of the nominal amount of the TSDIs. Amendments entered into between the SPVs and a third-party bank in December 2002 will result in the de-recognition from the balance sheet of these assets and liabilities as of December 31, 2002; and

  •
  Recognition of certain derivative financial instruments at fair value in the group's balance sheet with changes in fair value recognized in the statement of income.

        Considering all of the effects outlined above, the principal impact of this difference on the income statement is to adjust interest income by €5 million and €20 million for each of the periods ended September 30, 2002 and 2001, respectively, and to adjust the net result by €-3 million and €5 million, respectively, in 2002 and 2001. The principal impact of this difference on the balance sheet is to increase non-current assets by €581 million and €615 million as of September 30, 2002 and 2001, respectively, and to increase long-term borrowings by €453 million and €430 million as of September 30, 2002 and 2001, respectively.

f)    Application of FAS 142

        In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (FAS) No. 141 and 142. These Statements establish new accounting and reporting standards for goodwill and other indefinite-lived intangible assets and, in particular, replace their amortization by an impairment test. These statements are effective for the Group from July 1, 2001 for new acquisitions and from January 1, 2002 for the former ones.

        The impairment tests have to be applied at the reporting unit level on an annual basis and for the first time on January 1, 2002.

        As of January 1, 2002, Legrand applied these statements and used the following assumptions and parameters:

  •
  A weighted average capital cost of 7.40%

  •
  An increase rate for the cash of 2.00%

  •
  A year 2001 considered as a temporary decline of the economy. A recovery is assumed to occur after 2002.

        Further to this new statement, the group reversed the amortization of goodwill recorded under French GAAP (€28 million) as well as the tax benefit for tax deductible goodwill (€5 million).

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Signatures
AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM JANUARY 1 TO SEPTEMBER 30, 2002
LEGRAND S.A. CONSOLIDATED STATEMENTS OF INCOME For the period ended September 30
Earnings per share (notes 1 (d) and 9 (b))
LEGRAND S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS For the period ended September 30
LEGRAND S.A. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
LEGRAND S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS